Exhibit 99.1

D&O FORM

VOTING AND SUPPORT AGREEMENT

July 29, 2020

Dear Securityholder:

Re:
Business Combination between Auryn and Eastmain

Auryn Resources Inc. (“Auryn”) has agreed to acquire all of the issued and outstanding common shares (the “Shares”) of Eastmain Resources Inc. (“Eastmain”) (collectively, the “Parties”), by way of a plan of arrangement (the “Plan”) under Section 182 of the Business Corporations Act (Ontario) (“OBCA”) pursuant to an arrangement agreement (the “Arrangement Agreement”) between Auryn, Eastmain, 1258618 B.C. Ltd. and 1258620 B.C. Ltd. dated the date hereof, pursuant to which the securities of Eastmain held by the securityholder (the “Securityholder”) will be acquired by Auryn (collectively, the “Transaction”).

Capitalized terms used in this voting and support agreement (this “Agreement”) but not otherwise defined herein will have the respective meanings ascribed thereto in the Arrangement Agreement.

The undersigned Securityholder acknowledges that Auryn would not proceed with the Transaction but for the execution and delivery of this Agreement by the Securityholder.

In consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.
OWNERSHIP OF SHARES

Auryn understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over the number of Shares of Eastmain set forth in the Securityholder’s acceptance (the “Acceptance”) at the end of this Agreement.

2.
THE TRANSACTION

Auryn agrees to acquire all of the issued and outstanding Shares of Eastmain pursuant to the Plan and the Arrangement Agreement.

3.
COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder will:

(a)
attend (either in person or by proxy) any meeting of the shareholders of Eastmain held to consider the Transaction (including any adjournments and postponements thereof) (the “Eastmain Arrangement Meeting”), and at the Eastmain Arrangement Meeting, vote or cause to be voted all of:

(i)
the Eastmain Shares;

(ii)
the Eastmain Options;

(iii)
the Eastmain Warrants;

(iv)
any Eastmain Securities acquired by or issued to the Securityholder on or following the date hereof,

that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the Eastmain Arrangement Meeting (the “Subject Securities”) in favour of the Transaction and all matters related thereto;

(b)
vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of Eastmain any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)
any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of Eastmain or similar transaction involving Eastmain or the Shares other than the Transaction and any transaction related thereto;

(ii)
the issuance of any securities of Eastmain (other than pursuant to the exercise of options to purchase Shares or the settlement of deferred share units) other than the Transaction and any transaction related thereto;

(iii)
any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Transaction including, without limitation, any Eastmain Acquisition Proposal; or

(iv)
any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of Eastmain in the Arrangement Agreement;

(c)
upon the request or direction of Auryn, have all of its Subject Securities counted or not counted (as directed by Auryn) as part of a quorum in connection with any meeting of securityholders of Eastmain relating to matters set forth in Section 3(b);

(d)
not, without the prior written consent of Auryn, sell, transfer, assign, pledge, encumber or otherwise dispose of, the Subject Securities or any interest therein, other than pursuant to the Arrangement Agreement or this Agreement herein, with the exception that (i) Eastmain Options maybe exercised and the underlying shares resold to the extent of obtaining proceeds sufficient to exercise the options and pay the additional withholding  amount, and (ii) the Eastmain Options and underlying shares that expire on September 28, 2020 are not restricted in any manner;

(e)
not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(f)
not exercise any rights of dissent or appraisal in respect of any resolution approving the Transaction, contest the approval of the Transaction by any Governmental Entity or exercise any other rights or remedies available at common law or pursuant to applicable corporate or securities laws or other registrations or take any action that is reasonably likely to in any manner impeded with, delay, postpone, hinder, prevent or challenge the Transaction; and

(g)
not, directly or indirectly:

(i)
solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an Eastmain Acquisition Proposal or potential Eastmain Acquisition Proposal;

(ii)
enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to Eastmain or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of Eastmain or any of its subsidiaries or otherwise cooperate in any way with, any Eastmain Acquisition Proposal or potential Eastmain Acquisition Proposal;

(iii)
requisition or join in the requisition of any meeting of the securityholders of Eastmain for the purpose of considering any resolution;

(iv)
solicit proxies or become a participant in the solicitation in opposition to or in competition with Auryn’ purchase of the Shares as contemplated by the Arrangement Agreement or act jointly or in concert with others with respect to voting securities of Eastmain for the purpose of opposing or competing with Auryn’s purchase of the Eastmain Shares as contemplated by the Arrangement Agreement; or

(v)
take any other action or any kind, which might reasonably be regarded as likely to reduce the success or, or delay or interfere with the completion of the Transaction;

(h)
use commercially reasonable efforts to ensure that no action is taken under any of its brokerage account agreements that would cause the Securityholder to breach its obligation under Section 3(b), 3(c) or Section 5; and

(i)
comply with all trading restrictions imposed on any Auryn Shares under the Plan.

4.
COVENANTS OF AURYN

Auryn agrees and confirms to the Securityholder that it will:

(a)
promptly take all steps required of it under the Arrangement Agreement to cause the Transaction to occur in accordance with the terms of and subject to the conditions set forth in the Arrangement Agreement;

(b)
immediately upon the termination of the Arrangement Agreement or upon the termination of this Agreement notify the Securityholder in writing at the same time it notifies the Eastmain Supporting Shareholders of such termination; and

(c)
immediately notify the Securityholder in writing of any amendment to the Arrangement Agreement or Plan of Arrangement, which notice will be accompanied by a copy of such amendment.

5.
ALTERNATIVE TRANSACTION

If, in lieu of the Transaction, Auryn seeks to complete the acquisition of the Shares other than as contemplated by the Arrangement Agreement on a basis that (a) is on economic terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are in the Securityholder’s reasonable opinion equivalent to or superior to those contemplated by the Arrangement Agreement, (b) would not likely result in a delay or time to completion beyond the Outside Date, and (c) is otherwise on terms and conditions no more onerous on the Securityholder than the Transaction (including any take-over bid) (any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Securityholder may, on its own accord, and will, upon written request of Auryn, support the completion of such Alternative Transaction in the same manner as the Transaction in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) delivering or causing the delivery of a duly executed stock transfer form for the Subject Securities in favor of Auryn or an affiliate of Auryn into an Alternative Transaction conducted by way of a stock purchase, share purchase, sale of equity interests or other similar transaction and not withdrawing them; (B) depositing or causing the deposit of its Subject Securities into an Alternative Transaction conducted by way of a take-over bid made by Auryn or an affiliate of Auryn and not withdrawing them; and/or (C) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by Auryn; and (D) delivering or causing the delivery of any duly executed items, instruments, documents and agreements required as conditions to consummate an Alternative Transaction.

6.
DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Auryn that:

(a)
no later than 10 days before the date of the Eastmain Arrangement Meeting, the Securityholder will deposit duly completed forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities (as directed on such forms) to cause the Subject Securities to be voted in favour of the Transaction, and

(b)
such forms of proxy or voting instruction forms, as applicable, will not be revoked or withdrawn, unless prior written consent from Auryn has been obtained or this Agreement is terminated pursuant to Section 9.1.

7.
REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Auryn as follows and acknowledges that Auryn is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)
the Securityholder is the sole beneficial owner of the Eastmain Shares with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Eastmain Shares from the Securityholder or any interest therein or right thereto, except pursuant to the Transaction;

(b)
the only securities of Eastmain beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance and the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Eastmain or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of Eastmain or any interest therein;

(c)
the Securityholder does not beneficially own, directly or indirectly, or exercise control or direction any debt securities of Eastmain and during the term of this Agreement will not acquire beneficial ownership of, directly or indirectly, or exercise control or direction over any debt securities of Eastmain;

(d)
the Securityholder does not beneficially own, directly or indirectly, or exercise control or direction any securities of Auryn and during the term of this Agreement will not acquire beneficial ownership of, directly or indirectly, or exercise control or direction over any securities of Auryn;

(e)
the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Eastmain Shares now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares hereafter acquired by it;

(f)
the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(g)
this Agreement has been duly executed and delivered by the Securityholder, and, assuming the due authorization, execution and delivery by Auryn, this Agreement constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(h)
if the Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(i)
neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i)
result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of the Securityholder (if the Securityholder is a corporation or other entity) or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which such Securityholder is a party or by which such Securityholder or any of its properties or assets (including Shares) may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement; or

(ii)
require the Securityholder to make any filing with (other than pursuant to the requirements of applicable securities legislation), or to obtain any permit, waiver, authorization, exemption, registration, licence, consent or approval of, any Governmental Authority or any other person;

(j)
the Securityholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Subject Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Securities except those which are no longer of any force or effect; and

(k)
the Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice will not affect (and the Securityholder will not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

8.
REPRESENTATIONS AND WARRANTIES OF AURYN

Auryn hereby represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)
the execution and delivery of this Agreement by Auryn and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Auryn and is a valid and binding agreement, enforceable against Auryn in accordance with its terms, and the performance by Auryn of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Auryn will be a party and by which Auryn will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws, and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement;

(b)
neither the execution and delivery of this Agreement by Auryn, the consummation by Auryn of the transactions contemplated hereby nor the compliance by Auryn with any of the provisions hereof will result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of Auryn or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which Auryn is a party or by which Auryn or any of its properties or assets may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which Auryn will be a party and by which Auryn will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair Auryn’ ability to consummate the transactions contemplated by this Agreement; and

(c)
that there are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of Auryn, threated against or affecting Auryn or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on Auryn’ ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

9.
TERMINATION

9.1
The obligations of the Securityholder and Auryn under this Agreement will automatically terminate at the closing of the Transaction. The obligations of the Securityholder and Auryn under this Agreement will also be terminated as follows:

(a)
the mutual written agreement of the Securityholder and Auryn; or

(b)
automatically upon the termination of the Arrangement Agreement in accordance with its terms.

9.2
If this Agreement is terminated as provided in Section 9.1, this Agreement will forthwith become void and of no further force or effect and there will be no liability on the part of any Party except that the provisions of Sections 9, 11, 16, 18, and 19 will survive any termination hereof pursuant to Section 9.1, provided that the foregoing will not relieve any Party from any liability for any breach of this Agreement arising before such termination.

10.
AMENDMENT

Except as expressly set forth herein, this Agreement will not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

11.
ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

12.
ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

13.
SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement will be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

14.
TIME OF THE ESSENCE

Time is of the essence of this Agreement.

15.
UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent, then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

16.
APPLICABLE LAW

(a)
This Agreement is to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

(b)
The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

17.
NOTICE

Any notice or other communication required or permitted to be given hereunder will be sufficiently given if delivered:

(a)
in the case of the Securityholder, to the address appearing on the “Acceptance by Securityholder” page; and

(b)
in the case of Auryn:

Auryn Resources Inc.
600-1199 West Hastings Street
Vancouver, BC
V6E 3T5

Attention    Ivan Bebek, Executive Chairman
Email:        ivan.bebek@aurynresources.com

with a copy (which will not constitute notice) to:

McMillan LLP
Suite 1500 – 1055 West Georgia Street
Vancouver, BC
V6E 4N7

Attention:   Cory Kent
E-mail:       cory.kent@mcmillan.ca

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 17. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

18.
ENFORCEMENT

The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

19.
EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

20.
FURTHER ASSURANCES

Each of the Securityholder and Auryn will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

21.
DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the Eastmain Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of Eastmain.

22.
COUNTERPART EXECUTION

This letter may be signed by electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of email or other electronic means.

[Remainder of page intentionally left blank]

AURYN RESOURCES INC.

By:  /s/ Elizabeth Senez
        Name: Elizabeth Senez
        Title: Interim Chief Financial Officer

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 29th day of July, 2020 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of Eastmain	Number of Securities
Shares	0
Stock Options	300,000
RSUs	0
Other Securities - Warrants	0

[REDACTED]	/s/ David Stein
[REDACTED]	David Stein
Name of Witness (Please print)	Name of Securityholder (Please print)
Address: [REDACTED]

Facsimile:
Email: [REDACTED]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 29th day of July, 2020 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of Eastmain	Number of Securities
Shares	32,300
Stock Options	100,000
RSUs	0
Other Securities - Warrants	0

[REDACTED]	/s/ Catherine Beckett
[REDACTED]	Catherine Beckett
Name of Witness (Please print)	Name of Securityholder (Please print)
Address: [REDACTED]

Facsimile:
Email: [REDACTED]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 29th day of July, 2020 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of Eastmain	Number of Securities
Shares	1,002,742
Stock Options	900,000
RSUs	0
Other Securities - Warrants	100,000

[REDACTED]	/s/ Laurie Curtis
[REDACTED]	Laurie Curtis
Name of Witness (Please print)	Name of Securityholder (Please print)
Address: [REDACTED]

Facsimile:
Email: [REDACTED]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 29th day of July, 2020 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of Eastmain	Number of Securities
Shares	752,300
Stock Options	725,000
RSUs	0
Other Securities - Warrants	7,142

[REDACTED]	/s/ Mike Hoffman
[REDACTED]	Mike Hoffman
Name of Witness (Please print)	Name of Securityholder (Please print)
Address: [REDACTED]

Facsimile:
Email: [REDACTED]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 29th day of July, 2020 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of Eastmain	Number of Securities
Shares	411,682
Stock Options	550,000
RSUs	0
Other Securities - Warrants	158,333

[REDACTED]	/s/ Maura Lendon
[REDACTED]	Maura Lendon
Name of Witness (Please print)	Name of Securityholder (Please print)
Address: [REDACTED]

Facsimile:
Email: [REDACTED]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 29th day of July, 2020 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of Eastmain	Number of Securities
Shares	571,379
Stock Options	758,700
RSUs	41,668
Other Securities - Warrants	74,250

[REDACTED]	/s/ William McGuinty
[REDACTED]	William McGuinty
Name of Witness (Please print)	Name of Securityholder (Please print)
Address: [REDACTED]

Facsimile:
Email: [REDACTED]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 29th day of July, 2020 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of Eastmain	Number of Securities
Shares	88,880
Stock Options	710,500
RSUs	0
Other Securities - Warrants	0

[REDACTED]	/s/ Manuel Ng Lai
[REDACTED]	Manuel Ng Lai
Name of Witness (Please print)	Name of Securityholder (Please print)
Address: [REDACTED]

Facsimile:
Email: [REDACTED]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 29th day of July, 2020 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of Eastmain	Number of Securities
Shares	1,230,419 400,000 – Blair Schultz Investco Inc. 1,400,000 – Schultz Family Trust 2016
Stock Options	1,225,000
RSUs	0
Other Securities - Warrants	100,000 – Blair Schultz Investco Inc. 625,000 – Schultz Family Trust 2016

[REDACTED]	/s/ Blair Schultz
[REDACTED]	Blair Schultz
Name of Witness (Please print)	Name of Securityholder (Please print)
Address: [REDACTED]

Facsimile:
Email: [REDACTED]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 29th day of July, 2020 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of Eastmain	Number of Securities
Shares	2,400,326
Stock Options	1,847,200
RSUs	75,000
Other Securities - Warrants	375,000

[REDACTED]	/s/ Joe Fazzini
[REDACTED]	Joe Fazzini
Name of Witness (Please print)	Name of Securityholder (Please print)
Address: [REDACTED]

Facsimile:
Email: [REDACTED]